UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MONARCH CASINO & RESORT, INC.

(Name of Subject Company (Issuer) and Filing Person (Officer))

Options to Purchase Common Stock, $0.01 par value per share	609027107
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.

3800 South Virginia Street
Reno, NV  89502
(775) 335-4600

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael J. Bonner

Eric T. Blum
Greenberg Traurig, LLP
3773 Howard Hughes Parkway

Suite 400 North
Las Vegas, Nevada  89169
Phone: (702) 792-3773

Fax: (702) 792-9002

Transaction Valuations*	Amount of Filing Fee**
$4,610,434	$328.72

*                 Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 480,986 shares of the issuer’s common stock and have an aggregate value of $4,610,434 as of May 17, 2010, calculated based on a Black-Scholes option pricing model.

**          The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable

Form or Registration No.:     Not applicable

Filing Party:                          Not applicable

Date Filed:                            Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

i

ITEM 1.  SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet - Questions and Answers” in the Offer to Exchange Specified Stock Options for New Stock Options, dated May 21, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a)                                  Name and Address

Monarch Casino & Resort, Inc., a Nevada corporation (the “Company” or “Monarch”), is the issuer of the securities subject to the exchange offer.  The Company’s principal executive offices are located 3800 South Virginia Street, Reno, Nevada 89502, and the telephone number at that address is (775) 335-4600.

(b)                                  Securities

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding eligible options to purchase shares of the Company’s common stock, par value $0.01 per share, for fewer new stock options at a lower exercise price (the “Exchange Offer”).  A stock option will be eligible for exchange and referred to herein as an “eligible option” if it has an exercise price per share equal to or greater than $13.32, which approximates the 52-week intraday high trading price of our common stock as reported by NASDAQ (measured from the commencement date of the Exchange Offer), was granted prior to May 20, 2009 and has not expired before the closing date of the offer to exchange.  Eligible employees surrendering eligible options will receive in exchange “new stock options.”

The exchange program is open to all employees except as described below.  To be eligible, an individual must be employed on the date the Exchange Offer commences and must remain employed through the expiration date of the Exchange Offer.  The Exchange Offer will not be open to members of our board of directors, including our CEO and our President.

The actual number of shares of common stock subject to the stock options to be exchanged in the Exchange Offer will depend on the number of shares of common stock subject to eligible options surrendered by the eligible employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange document and in the related accompanying election form, attached hereto as Exhibit (a)(1)(B).

As of May 14, 2010, the number of stockholders of record of our common stock was approximately 2,300 and the number of outstanding shares of our common stock was 16,125,388. On May 14, 2010, the closing price of our common stock as report on NASDAQ was $12.17 per share.

The information set forth in the Offer to Exchange document under Summary Term Sheet — Questions and Answers, Risk Factors, and The Exchange Offer:  Section 1. Eligible Stock Options; Eligible Employees; Expiration Date; Section 5. Acceptance of Eligible Stock Options; New Stock Options; Section 7. Price Range of our Common Stock; and Section 8. Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)                                  Trading Market and Price

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 7. Price Range of Our Common Stock is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                                  Name and Address

The information set forth under Item 2(a) above and in the Offer to Exchange document under The Exchange Offer: Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)                                  Material Terms

The information set forth in the Offer to Exchange document under Summary Term Sheet—Questions and Answers, and The Exchange Offer:  Section 1. Eligible Stock Options; Eligible Employees; Expiration Date; Section 3. Procedures for Surrendering Eligible Stock Options; Section 4. Withdrawal Rights; Section 5. Acceptance of Eligible Stock Options; New Stock Options; Section 6. Conditions of the Exchange Offer; Section 8. Source and Amount of Consideration; Terms of New Stock Options; Section 9. Information Concerning Monarch; Financial Information; Section 11. Status of Eligible Stock Options Acquired by us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12. Legal Matters; Regulatory Approvals; Section 13. Material U.S. Federal Income Tax Consequences; and Section 14. Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)                                  Purchases

Members of the Company’s board of directors, including our CEO and our President, are not eligible to participate in the Exchange Offer.  The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 3. Procedures for Surrendering Eligible Stock Options; and Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)                                  Agreements Involving the Subject Company’s Securities

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  See also the Amended and Restated Monarch Casino & Resort, Inc. 1993 Employee Stock Option Plan, as amended, attached hereto as Exhibits (d)(1) and (d)(2) and the Amended and Restated Monarch Casino & Resort, Inc. 1993 Executive Long Term Incentive Plan, as amended, attached hereto as Exhibits (d)(3) and (d)(4).

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)                                  Purpose of the Exchange Program

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 2. Purpose of the Exchange Offer, is incorporated herein by reference.

(b)                                  Use of Securities Acquired

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 5. Acceptance of Eligible Stock Options; New Stock Options; and Section 11. Status of Eligible Stock Options Acquired by us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)                                  Plans

Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)                                  Source of Funds

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 8. Source and Amount of Consideration; Terms of New Stock Options; and Section 15. Fees and Expenses, is incorporated herein by reference.

(b)                                  Conditions

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 6. Conditions of the Exchange Offer, is incorporated herein by reference.

(d)           Borrowed Funds

Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)                                  Securities Ownership

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)                                  Securities Transactions

The information set forth in the Offer to Exchange document under The Exchange Offer:  Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Not Applicable.

ITEM 10.  FINANCIAL STATEMENTS

(a)                                  Financial Information

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the financial information contained in the Offer to Exchange document under The Exchange Offer:  Section 9. Information Concerning Monarch; Financial Information; and Section 16. Additional Information, is incorporated herein by reference.

(b)                                  Pro Forma Information

Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION

(a)                                  Agreements, Regulatory, Requirements and Legal Proceedings:

(1)           The information set forth in the Offer to Exchange document under Risk Factors and The Exchange Offer: Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)           The information set forth in the Offer to Exchange document under The Exchange Offer: Section 12. Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)           Not applicable.

(4)           Not applicable.

(5)           Not applicable.

(b)                                  Other Material Information

Not applicable.

ITEM 12.  EXHIBITS

Exhibit No.	Documents

(a)(1)(A)	Offer to Exchange Specified Stock Options for New Stock Options, dated May 21, 2010

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Email Communication to Employees of the Company, dated April 9, 2010

(a)(1)(E)	Form of Transmittal Email Communication to Eligible Employees of the Company Regarding Exchange Offer Documents, dated May 21, 2010

(a)(1)(F)	Form of Email Communication to Eligible Employees of the Company Participating in the Stock Option Exchange Program Confirming Receipt of Election Form

(a)(1)(G)	Form of Email Communication to Eligible Employees of the Company Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Email Communication to Eligible Employees of the Company Rejecting the Election Form

(a)(1)(I)	Form of Email Communication to Eligible Employees of the Company Rejecting the Notice of Withdrawal

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 16, 2010 and incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed with the Securities and Exchange Commission on May 10, 2010 and incorporated herein by reference)

Exhibit No.	Documents

(a)(1)(L)	Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders (filed with the Securities and Exchange Commission on April 9, 2010 and incorporated herein by reference)

(b)	Not applicable.

(d)(1)

Amended and Restated Monarch Casino & Resort, Inc. 1993 Employee Stock Option Plan, as amended by the first, second, third and fourth amendments thereto (filed as Appendix A to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2007 and incorporated herein by reference)

(d)(2)	Amendment No. 5 to the Amended and Restated Monarch Casino & Resort, Inc. 1993 Employee Stock Option Plan

(d)(3)

Amended and Restated Monarch Casino & Resort, Inc. 1993 Executive Long-Term Incentive Plan, as amended by the first, second and third amendments thereto (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2007 and incorporated herein by reference)

(d)(4)	Amendment No. 4 to the Amended and Restated Monarch Casino & Resort, Inc. 1993 Executive Long-Term Incentive Plan

(d)(5)

The description of our common stock, incorporated by reference to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on July 15, 1993, including any amendments or reports filed for the purpose of updating such description

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONARCH CASINO & RESORT, INC.

	By:	/s/ Ronald Rowan
	Name:	Ronald Rowan
	Title:	Chief Financial Officer and Treasurer

Date: May 21, 2010

EXHIBIT INDEX

Exhibit No.	Documents

(a)(1)(A)	Offer to Exchange Specified Stock Options for New Stock Options, dated May 21, 2010

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Email Communication to Employees of the Company, dated April 9, 2010

(a)(1)(E)	Form of Transmittal Email Communication to Eligible Employees of the Company Regarding Exchange Offer Documents, dated May 21, 2010

(a)(1)(F)	Form of Email Communication to Eligible Employees of the Company Participating in the Stock Option Exchange Program Confirming Receipt of Election Form

(a)(1)(G)	Form of Email Communication to Eligible Employees of the Company Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Email Communication to Eligible Employees of the Company Rejecting the Election Form

(a)(1)(I)	Form of Email Communication to Eligible Employees of the Company Rejecting the Notice of Withdrawal

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (filed with the Securities and Exchange Commission on March 16, 2010 and incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed with the Securities and Exchange Commission on May 10, 2010 and incorporated herein by reference)

(a)(1)(L)	Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders (filed with the Securities and Exchange Commission on April 9, 2010 and incorporated herein by reference)

(b)	Not applicable.

(d)(1)

Amended and Restated Monarch Casino & Resort, Inc. 1993 Employee Stock Option Plan, as amended by the first, second, third and fourth amendments thereto (filed as Appendix A to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2007 and incorporated herein by reference)

(d)(2)	Amendment No. 5 to the Amended and Restated Monarch Casino & Resort, Inc. 1993 Employee Stock Option Plan

(d)(3)

Amended and Restated Monarch Casino & Resort, Inc. 1993 Executive Long-Term Incentive Plan, as amended by the first, second and third amendments thereto (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2007 and incorporated herein by reference)

Exhibit No.	Documents

(d)(4)	Amendment No. 4 to the Amended and Restated Monarch Casino & Resort, Inc. 1993 Executive Long-Term Incentive Plan

(d)(5)

The description of our common stock, incorporated by reference to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on July 15, 1993, including any amendments or reports filed for the purpose of updating such description

(g)	Not applicable.

(h)	Not applicable.